December 5, 2025

Stephanie Kelly
Vice President and Secretary
Augusta SpinCo Corporation
c/o Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

       Re: Augusta SpinCo Corporation
           Draft Registration Statement on Form 10
           Submitted September 22, 2025
           CIK No. 0002082015
Dear Stephanie Kelly:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted September 22, 2025
Exhibit 99.1 - Proxy Statement/Prospectus of Waters Corporation
Summary, page 26

1. Please revise the summary on page 16 to provide additional information regarding the material aspects of the business of Becton, Dickinson and Company, including its
       Biosciences and Diagnostics Solutions business.
Conditions to the Merger, page 33

2. Please clarify whether all conditions may be waived by either party, including the receipt of the tax opinions and/or IRS ruling. Discuss any material consequences of such waivers.
 December 5, 2025
Page 2

Risk Factors, page 44

3. We refer to your disclosure on page 176 relating to your exclusive forum provision in
       Waters    bylaws, which may have the effect of discouraging lawsuits against Waters
       directors, officers, employees or agents. Please revise to include risk factor disclosure relating to your exclusive forum provision, including the risk that your exclusive forum provision may result in increased risk for investors to bring a claim.
4. We note your disclosure on page 87 that BD announced on February 5, 2025 that it would explore all opportunities to execute the separation of its BDS Business, which included the Reverse Morris Trust, sale, spin-off or other transactions. If material, please revise to disclose the risks associated with the Reverse Morris Trust transaction structure.
5. We note your disclosure regarding shareholder action by written consent on page 182.
       Please include risk factor disclosure to clarify that the Waters Charter provides that any action required or permitted to be taken by shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent in lieu of a meeting.
If the Merger is not completed by the outside date specified in the Merger Agreement, Waters or BD may terminate the Merger Agreement, page 49

6. We note the disclosure that if the Merger Agreement is terminated under certain circumstances prior to the consummation of the Transactions, Waters will be required to pay BD a termination fee of $733.0 million. Please clarify if BD is subject to similar termination provisions.
The combined company's international operations may be negatively affected..., page 58

7.     We note your disclosure that approximately 68% of Waters    net sales
and 59% of
       BDS Business    revenues in 2024 were derived from customers outside of
the United
       States. You also state that 58% of Waters    net sales in 2024 were to
worldwide
       pharmaceutical accounts. Additionally, you disclose that in 2024, Waters and the BDS
       Business generated $397.0 million and $337.0 million of total net sales, respectively, from China. Please revise your disclosure to clearly specify the jurisdictions and types of top customers for each of Waters and the BDS Business, where appropriate. We refer to your disclosure that both businesses supply products to researchers at pharmaceutical and biotechnology companies, academic institutions, government laboratories and private foundations globally.
Reductions in customers' research budgets or government funding may adversely affect the combined company's business, page 62

8. We note the disclosure that the level of government funding of research and development may vary significantly due to factors that can be difficult to forecast, and that the BDS Business has seen a reduction in government funding in fiscal year 2025.
       To provide additional context for your disclosure, please disclose the reduction in government funding for fiscal year 2025, if material.
 December 5, 2025
Page 3
The combined company's sales would deteriorate if the combined company's outside contractors fail to provide..., page 67

9. We refer to your statement on page 66 that a number of items, components and supplies purchased by Waters and the BDS Business, including specialized products, are currently purchased from limited or single sources of supply. Please expand your disclosure, where appropriate, to identify the single source suppliers on which Waters and the BDS Business rely and the material terms of any agreements with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.
Background of the Merger, page 87

10.   We note your disclosure on page 88 that the Waters Board instructed members of
      Waters    senior management to engage financial and legal advisors and consultants to
      provide their assessment of potential strategic targets. You also disclose throughout this section that the Waters Board continued to assess various potential strategic targets under consideration while it explored the potential business combination with the BDS business. For example, we refer to the Waters Audit and Finance
      Committee   s meetings held on February 28, 2025 and April 14, 2025 that included
      discussions of potential strategic opportunities under active consideration by Waters, including acquisitions of smaller all-cash transaction targets. Please expand your disclosure of the other potential targets, including but not limited to, the number of potential targets that were considered and presented to the Waters management team, the selection criteria, whether Waters entered into letters of intent with any such
      targets, and the Water Board   s analysis in reaching its conclusion not
to pursue such
      other potential targets.
11.   Please revise your disclosure to identify the individuals on the Waters
 and BD   s
      senior management teams or boards of the respective companies who participated in the meetings and discussions described throughout this section. As an example only, please define terms such as "senior management."
12.   Please revise to clarify the scope of various advisors    roles with
respect to each
      company, including BD   s multiple financial advisors. We also note that
BCG and
      Barclays both conducted diligence and reported on the potential revenue and cost synergies in connection with a business combination with the BDS Business in
      February 2025. Please expand your disclosure relating to BCG   s and
Barclay   s
      analyses and clarify whether BCG had any involvement in the preparation of any disclosure that is included in the registration statement, including any analysis underlying disclosure in the registration statement.
13.   We note your disclosure that members of Waters    senior management
presented the
      proposed terms of the non-binding proposal at the board meeting held on May 1,
      2025, which included a proposed transaction valuation value for the BDS Business of
      $17.5 billion, $410 million of pre-tax synergies, a $4 billion cash dividend to be paid to BD, and a proposed pro forma ownership split of the combined company of approximately 60% and 40%, respectively, between Waters and BD shareholders.
      Please revise to describe in greater detail how the Waters Board arrived at the proposed valuation, pre-tax synergies and ownership percentages, including the methodology employed in reaching the valuation, the analysis and underlying
 December 5, 2025
Page 4

      assumptions of such valuation and percentages. In your revised disclosure, please provide additional detail regarding how material terms, such as the valuation, RMT transaction structure, termination fee, exchange ratio adjustment procedure, transition
      services, board composition, and the Waters    special dividend cap
evolved during the
      course of negotiations, including the proposals and counter-proposals made during the course of negotiations.
14. We note the disclosure on page 91 that the Waters A&F Committee discussed various potential pro forma ownership splits of the combined company based on a range of sizes of a potential cash dividend payable to BD. Please revise to describe the ownership split range of sizes considered and explain how the current ownership split of the combined company was agreed upon.
15. We refer to your disclosure that BD shared an initial draft of the merger agreement and separation agreement with Waters on May 24, 2025, which included a termination fee and certain governance matters. Please revise to provide a more detailed
      description of the material terms of the initial draft of the merger agreement. You also state that between May 2025 and July 2025, the parties exchanged several drafts of the merger agreement and other transaction agreements, including the debt commitment letter and related documents. Please revise your disclosures to clearly
      discuss the changes to and the negotiation of the material terms of such agreements.
16. We refer to your statements on page 96 relating to the upside potential in the BDS
      Business in light of    potential factors such as the turnaround in the
microbiology
      business segment.    Please revise to provide additional information
relating to changes
      in BD   s microbiology business segment and address the impact to the combined
      company   s business if such potential turnaround is not achieved.
17.   We note your disclosure on page 98 that BD   s outside counsels held a
telephone
      conference meeting with the IRS on June 13, 2025 to discuss the potential transaction, shareholder overlap analysis and the scope of the potential IRS ruling in connection with determining the percentage of overlapping shareholders. Please revise your disclosure to discuss the results of such meeting, including any feedback
BD   s
      counsels received from the IRS.
Waters' Reasons for the Merger; Recommendation of Waters' Board of Directors, page 102

18.   We refer to your disclosure here and on page 20 of the Waters Board   s
expectation
      that the combination with the BDS Business would enhance Waters overall credit
      quality over time as a factor supporting the board   s decision to
approve the merger.
      Please provide additional context for the Waters Board's consideration and expand your disclosure, where applicable, to discuss how the merger would improve Waters credit quality in the future.
19. You state here and on page 20 that Waters expects to realize approximately $345 million of annualized run-rate and risk adjusted EBITDA synergies, including $200 million of cost synergies expected to be realized within three years of closing and approximately $290 million of revenue synergies expected to be realized within five years of closing. Please revise to specify the annual run-rates and provide additional details regarding the assumptions underlying your projected EBITDA amounts and cost and revenue synergies, where appropriate.
 December 5, 2025
Page 5

Certain Financial Forecasts, page 109

20.    In regard to the Waters Standalone Financial Projections and Waters
Standalone
       Advocacy Case Financial Projections, please address the following:
           We note your disclosure that key assumptions included the compound annual growth rate, tax rate, and net working capital spend percentage. Please provide greater detail of the specific assumptions underlying these projections, including material assumptions used in arriving at Adjusted EBITDA and Unlevered Free
           Cash Flow. Please disclose material factors that may affect the assumptions, as well as your basis for the assumptions. For example, please disclose how you determined the appropriate compound annual growth rate to use. We note that historical total net sales decreased from 2022 to 2023 and increased less than 1%
           from 2023 to 2024.
           Disclose the key drivers of the projected growth in Adjusted EBITDA. Please disclose your basis for selecting a ten-year forecast period.
21. In regard to the BD Management SpinCo Financial Projections, please address the following:
           Please provide greater detail of the specific assumptions underlying your projections, including growth rates, as well as material factors that may affect such assumptions, and your basis for making these assumptions. In this regard, we note a decrease in actual historical revenues from 2023 to 2024.
           We note that your projections include forecasts that reflect near-term new product launches as well as certain gross profit initiatives. Please better clarify what periods these assumptions are being reflected in and your basis for this.
           Please disclose how Adjusted EBITDA is calculated.
22. In regard to the Waters Management Adjusted SpinCo Financial Projections, please address the following:
           We note your disclosure that key assumptions included the compound annual growth rate, tax rate, and net working capital spend percentage. Please provide greater detail of the specific assumptions underlying these projections, including material assumptions used in arriving at Adjusted EBITDA and Unlevered Free
           Cash Flow. For assumptions disclosed, including the compound annual growth rate, please disclose anymaterial factors that may affect the assumption as well as your basis for making the assumption.
           The projected Adjusted EBITDA amounts appear to be significantly higher than actual historical amounts in recent periods. We note the Waters Management
           Expected Synergies are expected to have a significant impact on Adjusted
           EBITDA, including $290.0 million of revenue synergies phased in over five years and $200.0 million cost synergies phased in over three years. Please better explain the nature of these revenue and cost synergies and your basis for assuming these synergies will take place.
           Please disclose your basis for selecting a ten-year forecast period. December 5, 2025
Page 6
23. For each set of projections, please address how the parties determined their reasonableness, the extent to which alternative scenarios were provided or considered, and the extent to which the probability of achieving such projections were assessed.
Representations and Warranties, page 135

24. Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.
BDS Business Products, page 193

25.    We note the names of the BDS products. Please revise to briefly describe
BDS
       Business's key products.
26. We refer to your statement on page 195 that the BDS Business is subject to extensive regulation by the FDA, by comparable agencies in foreign countries and by other regulatory agencies and governing bodies. Please revise your disclosure in this section to briefly describe the use of each of the key products listed and when each product was developed and commercialized. In your revised disclosure, please also specify the relevant FDA classification and when and the type of regulatory clearance received from the FDA or any other comparable regulatory agency in foreign countries. Please also revise your Government Regulations section to include a more detailed discussion of the material regulations governing the key BDS Business products in the
       United States and in other applicable jurisdictions.
27. Please clarify the meaning and significance of scientific or technical terms the first time they are used. For example, please briefly explain or describe the use of flow cytometry, single-cell multiomics tools, cell sorters and analyzers, and high-
       throughput single-cell gene.
Research and Development, page 194

28. We note your disclosure that the BDS Business collaborates with universities, medical centers and other entities on R&D programs. Please confirm if the BDS Business has entered into any collaboration agreements with any university, medical center or other institution, and if so, please provide a brief description of the material terms of the arrangement and file the agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to
Item 601(b)(10)
       of Regulation S-K.
Intellectual Property and Licenses, page 195

29. Please revise to expand your intellectual property disclosure to specify the number of
       patents and patent applications in the BDS Business    intellectual
property portfolio.
       For each material product or product family in the BD Diagnostics Solutions business and BD Biosciences business unit, please identify the scope and technology for each material patent and patent application, the type of patent protection, jurisdiction and expiration dates. By way of example only, we refer to your disclosure on page 169 relating to the Intellectual Property Matters Agreement pursuant to which BD grants
       Waters an exclusive license to three patents owned by BD. Please also clarify whether the BDS Business licenses any patents for any material product or product family.
       Consider adding tabular disclosure in addition to the narrative for ease of use.
 December 5, 2025
Page 7

Unaudited Pro Forma Condensed Combined Financial Information, page 209

30. In regard to your pro forma adjustments related to share-based awards, please address the following:
           For Adjustment 6(o) on page 231, please help us better understand your basis for reversing historical share-based compensation expense for purposes of the pro forma financial information which resulted in a net reduction to share-based compensation expenses.
           Please better clarify in your disclosures how you estimated the amounts of share-
           based compensation related to pre-combination services in note 5 versus post-
           combination services in note 6(o).
31. Pursuant to the merger agreement, we note that BD may accelerate on a prorated basis the vesting of BD equity awards held by non-employee directors of BD who will become non-employee directors of Waters. The unaudited pro forma adjustments do not give effect to accelerated BD vesting as acceleration is not probable and the purchase price and post-Merger share-based compensation expense may significantly differ if this acceleration were to occur. Please expand your disclosures
       to better clarify when the determination will be made as to whether to accelerate these awards and what consideration was given to disclosing the pro forma impact of this potential acceleration pursuant to Rule 11-02(a)(10) of Regulation S-X.

32. For adjustment 4(b) on page 224, your disclosures indicate that all fees associated with the SpinCo Bridge Loan that were written off are recognized in their entirety in the pre-Merger period as interest expense and reflected herein as a $246 million adjustment. It appears based the table provided that only $7 million of fees were written-off rather than $246 million. Please revise your disclosures as necessary.
33. We note your disclosures on page 34 regarding the Contract Manufacturing Agreements, Intellectual Property Matters Agreement, Transition Services Agreement. Please tell us what consideration you gave as to whether the impact of
       these agreements should be reflected in the pro forma financial information.

Note 8. Additional Presentation to Reflect Possible Waters Special Dividend, page 232

34. For note (i), please better clarify in your disclosures how you arrived at the estimated number of shares of Waters Common Stock to be issued based on the disclosures in
       Note 5.
U.S. Federal Income Tax Consequences of the Distribution and the Merger, page
239

35. Please revise your disclosure to address the following comments relating to your U.S.
       federal income tax disclosure:

             It appears that you intend to file tax opinions as Exhibits 8.1 and 8.2. Revise this
           section to include a tax opinion covering the material tax consequences of the distribution and the merger and state that the disclosure in this section represents the opinion of counsel. Please also remove language stating that
generally    or    in
 December 5, 2025
Page 8

           general    certain tax consequences will apply or assuming certain
consequences.
           We note that your discussion on pages 240 and 242 assumes that the Contribution
           and Distribution transactions will qualify as a    reorganization
under sections 355
           and 368(a)(1)(D) of the Code and that the merger transaction will qualify as a
              reorganization    within the meaning of Section 368(a) of the
Code. For further
           guidance, see Staff Legal Bulletin No. 19; and

             Please revise your disclosure to state that you will recirculate and resolicit if the condition to receive either tax opinion is waived and the change in tax consequences is material. See Section III.D.3 of Staff Legal Bulletin No. 19.
Financial Statements of BDS Business
Corporate and Life Sciences Segment Allocations, page F-14

36.    Please disclose management  s estimates of what expenses would have been on a
       stand- alone basis. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results.
       Please disclose if it is impracticable to estimate. Refer to Question 2 of SAB
       Topic 1:B.1.
37.    Pursuant to Question 4 of SAB Topic 1:B.1, please address the following:
           Please address your presentation of intercompany balances with BD and your basis for recording in equity rather than as intercompany assets and liabilities.
          Please specifically address BD's past practices of settling intercompany funding as well as how intercompany amounts will be settled pursuant to the
transaction   s
          terms. Please also discuss any financing arrangements with BD.
           Please expand your disclosures to provide an analysis of the intercompany accounts with BD. This could include a summary of cash transfers between you and BD and the corresponding nature of the transfers.
Note 8. Segment Data, page F-18

38. Please disclose significant segment expenses and other segment items pursuant to
       ASC 280-10-50-26A and 280-10-50-26B.
39. Please tell us what consideration you gave to providing information about your products and services pursuant to ASC 280-10-50-40.
General

40. When appropriate, please revise the cover page of the prospectus to clearly disclose the number of securities being registered on the registration statement. Refer to Item
       501(b) of Regulation S-K and Item 1 of Form S-4.
       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Lauren Nguyen at 202-551-3642 with any other questions.
 December 5, 2025
Page 9



                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and
                        Services
cc:   David Lam, Esq.